Via EDGAR

May 11, 2012

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549

Attention:	Suzanne Hayes
Assistant Director
Division of Corporation Finance

Re:	The Goldman Sachs Group, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2011
Filed February 28, 2012
File No. 001-14965

Dear Ms. Hayes:

We are in receipt of the letter, dated April 27, 2012, to Lloyd C. Blankfein, Chairman and Chief Executive Officer of The Goldman Sachs Group, Inc. (the “Company”), from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), regarding our 2011 Form 10-K and our 2012 Proxy Statement (the “filings”).  We appreciate the Staff’s review of our filings and look forward to working with the Staff to resolve the Staff’s comments.  For your convenience, we have included the Staff’s comments below, followed by our responses.

Form 10-K for the Fiscal Year Ended December 31, 2011
Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 38
Firmwide Client and Business Standards Committee, page 84

1.
In light of recent comments by the Delaware Chancery Court and your recent Business Standards Committee initiatives with respect to conflicts resolution and business selection practices, please provide greater detail regarding how you manage your possible conflicts of interest.  Please tell us how you define, identify and rectify any possible conflicts of interest as well as any ongoing efforts to amend your current policies and procedures in this area.

Response:

On page 145 of our March 2012 Form 10-Q, we expanded our disclosures on how we manage our possible conflicts of interest, addressing the points noted in the Staff’s comment above. We will continue to include similar disclosures in future filings.

Selected Country Exposures, page 103

2.
We note your disclosure here and in other referenced sections regarding how you evaluate and monitor the effects of indirect exposure from countries that you have identified as having higher market risks.  We note from your disclosures on pages 88, 94, and 99 that your evaluation and monitoring principally stems from performing stress tests that consider the effects of, among other things, a sovereign debt default.  Please expand this disclosure to discuss specific examples of indirect risk exposures identified and considered in your stress scenarios that model a sovereign debt default.  To the extent possible, please also provide quantitative information regarding the level of indirect exposures identified and factored into your stress analysis.

Response:

On pages 154 and 159 of our March 2012 Form 10-Q, we expanded our stress testing disclosures, addressing the point noted in the Staff’s comment above regarding the inclusion of specific examples. We will continue to include similar disclosures in future filings.

We consider indirect exposures in our stress testing, utilizing a range of approaches and tools, and incorporating management judgment. There are an extensive number of permutations and approaches to determining ranges of outcomes related to our indirect exposure because a single sovereign default could potentially impact every instrument in our inventory. Therefore, disclosure of any quantitative measure of indirect exposure would not be practical and would not provide meaningful insight about our indirect exposure.

3.
For purposes of providing additional transparency, please revise the introduction to your table on page 103 to more clearly explain how you separated credit exposure from market exposure for purposes of compiling your table.  Further, revise to clarify whether total exposure is the sum of credit and market exposure such that the amounts presented as credit exposure are mutually exclusive of the amounts presented as market exposure or whether there is overlap between the two categories such that some amount of exposure may be included in each category.  If the latter, please revise to quantify the amount of any overlap in a footnote to the table or separate column.

Response:

On page 163 of our March 2012 Form 10-Q, we expanded the introduction to our Selected Country Exposures tables, addressing the points noted in the Staff’s comment above. We will continue to include similar disclosures in future filings.

4.
We note your disclosure of the level of gross purchased and written credit derivative notionals across the above countries for single-name credit default swaps, along with the net amounts after considering legally enforceable netting agreements.  Please respond to the following:

•
Tell us whether you have any credit default swaps that have any of these sovereign entities as part of a basket or tranched purchased or sold credit protection covering a portfolio of multiple underlyings.  If so, please tell us how those contracts are reflected in your table and considered in your quantification of notional amounts below the table.

Response:

We have tranched credit default swaps that have these sovereign entities as part of multiple underlyings as well as protection covering a portfolio of multiple underlyings. The impact of a sovereign default on these swaps was included in each respective country in the Selected Country Exposures tables on page 103 of our Form 10-K. However, these were not included in the quantification of our notionals in our Form 10-K in the text beneath the table on page 103.

On page 164 of our March 2012 Form 10-Q, we expanded the disclosure of gross purchased and written credit derivative notionals in the text below the table to include index credit default swaps. We will continue to include similar disclosure in future filings. Although we included the impact of a sovereign default on tranched credit derivative swaps in our Selected Country Exposure tables, we did not include the notionals for the tranched credit derivative swaps in the text below the tables because it is not meaningful to allocate notionals to the underlyings due to the complex nature of these contracts.

•
Clarify how and where your purchased and sold credit protection contracts are reflected in your table.  For example, we note that you have a footnote indicating that your credit derivatives column included as part of your Market Exposure disclosure includes written and purchased credit derivative notionals, but it is unclear whether a portion of these contracts are reflected in other columns of the table, such as the OTC derivatives or Hedges column under the Credit Exposure section.

Response:

On page 164 of our March 2012 Form 10-Q, we expanded the disclosure to reflect which columns include our purchased and sold credit protection contracts, addressing the point noted in the Staff’s comment above. We will continue to include similar disclosure in future filings.

Item 8.  Financial Statements and Supplementary Data
Note 18 – Commitments, Contingencies and Guarantees, page 171
Foreclosures and Other Mortgage Loan Servicing Practices and Procedures, page 174

5.
We note that in connection with the sale of Litton, you agreed to provide certain representation and warranties, and specific indemnities related to Litton’s servicing and foreclosure practices prior to the date of sale, and the liability associated with certain of these indemnities has been capped.  Please respond to the following:

•	Tell us and revise future filings to disclose the amount of the liability cap and describe the types of indemnities and obligations that are subject to the cap.

Response:

On page 69 of our March 2012 Form 10-Q, we expanded the disclosure to include the amount of the liability caps and describe the types of indemnities that are subject to the caps, addressing the points noted in the Staff’s comment above. We will continue to include similar disclosures in future filings.

•	Tell us whether you have received any claims with respect to the indemnities subject to the cap.

Response:

On page 69 of our March 2012 Form 10-Q, we expanded the disclosure to address the point on the claims we have received with respect to the indemnities subject to the caps, noted in the Staff’s comment above. We will continue to include similar disclosure in future filings.

•
Tell us whether you have recorded any accrual related to the indemnities subject to the cap.  Additionally, tell us whether you have considered any obligations related to your indemnities in your quantification on page 195 of the reasonably possible losses in excess of amounts accrued.

Response:

On page 69 of our March 2012 Form 10-Q, we expanded the disclosure to address the point on the accrual we have recorded with respect to the indemnities subject to the caps, noted in the Staff’s comment above. We will continue to include similar disclosure in future filings.

For indemnities not subject to a cap, we are unable to develop an estimate of the maximum potential amount of future payments because the firm has received no claims under these indemnities other than an immaterial amount with respect to Freddie Mac repurchase requests. Therefore, the indemnities not subject to the caps have not been included in our quantification of the reasonably possible losses on page 195 of our Form 10-K. To the extent this amount can be estimated in the future, we will include it in our future estimate of reasonably possible losses. We do not believe, based on currently available information, that any payments under these indemnities will have a material adverse effect on the firm’s financial condition.

•	Expand your disclosure in future filings to discuss the types of indemnities that are not subject to the cap.

Response:

On page 69 of our March 2012 Form 10-Q, we expanded the disclosure to address the point on the types of indemnities that are not subject to the caps, noted in the Staff’s comment above. We will continue to include similar disclosure in future filings.

Definitive Proxy Statement on Schedule 14A filed on April 13, 2012
Item 11.  Executive Compensation
2011 NEO Compensation, page 26

6.	Please revise this table in future filings to include a column for equity as a percentage of total compensation in addition to as a percentage of variable compensation.

Response:

In future proxy filings, if we continue to include a table to show Compensation Committee recommendations similar to the table on page 26 of our 2012 Proxy Statement, we will include a column for equity as a percentage of total compensation in addition to a column for equity as a percentage of variable compensation.

Financial Performance and Individual Performance, page 27

7.
Please revise this section in future filings to more clearly describe your “360 degree” feedback process.  You should include a separate caption heading listed where you describe the details of this process including who performs the evaluation for each of your NEOs, the specific elements reviewed and how the individual evaluations are combined with your financial performance to create your “360 degree” evaluation.

Response:

In our 2012 Proxy Statement, we include information on our “360 degree” feedback process in two sections of the Compensation Discussion and Analysis: “Our Compensation Philosophy—Maintaining Safety and Soundness” on page 25 and “2011 NEO Compensation—Individual Performance” on pages 27-28.  In future proxy filings, we will include this information and additional details on our “360 degree” evaluation process under a separate caption heading.  These additional details will include who performs the evaluation for each of our NEOs and will more clearly describe the specific elements reviewed.

Our financial performance is not considered in the “360 degree” evaluation; rather, the “360 degree” evaluation is a review of individual performance measures, such as assessments of risk management, reputational judgment and compliance with firm policies.  Our financial performance, on the other hand, is reviewed by the Compensation Committee in making Named Executive Officer compensation determinations (which is discussed, for example, on page 27 of our 2012 Proxy Statement).

The Company hereby acknowledges that:  the Company is responsible for the adequacy and accuracy of the disclosure in the filings; Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

* * *

Please feel free to call me (212-902-5675) if you have any questions about the foregoing, or if you would like to further discuss any of the matters raised in this response letter.

Sincerely,

/s/ Sarah E. Smith
Sarah E. Smith
Principal Accounting Officer

cc:	Lloyd C. Blankfein, Chairman and Chief Executive Officer
David A. Viniar, Chief Financial Officer
(The Goldman Sachs Group, Inc.)